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                                                                       EXHIBIT 2


                [LETTERHEAD OF DURBAN ROODEPOORT DEEP, LIMITED]

Dear Shareholder

You will be aware that DRD has been the victim of substantial irregularities and breaches of duties by former officers. The relevant events occurred or originated before the end of the 2000 financial year.

The Board of Durban Roodepoort Deep, Limited (DRD) has issued a communication to all shareholders today, the purpose of which is to explain the steps DRD has taken and proposes to take in the future to:

o recover from the responsible parties the substantial losses and damages sustained by DRD and its shareholders as a consequence of those irregularities and breaches; and

o    account for and clean up DRD's past governance performance.


The communication is available either on the company's website, www.durbans.com, or from its General Manager responsible for Investor Relations, Mr Ilja Graulich, (+27 11 381 7826; graulich@drd.co.za).

DRD's pursuit of its objectives has required the company to take difficult and contentious actions against those responsible, including former directors and other officers.

As a consequence of pursuing these objectives, both DRD and I have been subjected to a concerted and carefully constructed defensive campaign. The Board of DRD believes this campaign is an attempt to cloud the issues and divert attention and analysis from the actions for which DRD is seeking redress.

DRD does not believe it is appropriate to conduct the presentation of these issues in the media, nor does it have any intention to enter into a public slanging match with the responsible parties. It does, however, honor its obligation to keep shareholders fully informed of the facts about, and progress in, the legal process.

The letter has been prepared by the company's legal advisers and approved by its Board.



MARK WELLESLEY-WOOD
CHAIRMAN AND CEO

29 April 2003